UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)

Constellation Energy Group, Inc.

(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

210371100

(CUSIP Number)

Anne Le Lorier
Électricité de France International, S.A.
20, place de la Défense
92050 Paris la Défense Cedex
France
+33 1 40 42 70 32

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 2, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

Item 1. Security and Issuer.

The class of equity securities to which this Amendment No. 2 to Schedule 13D relates is the common stock, without par value (the "Common Stock"), of Constellation Energy Group, Inc., a Maryland corporation (the "Issuer" or "Constellation"). The address of the principal executive offices of the Issuer is 750 E. Pratt Street, Baltimore, Maryland 21202.

Item 4. Purpose of Transaction.

The second paragraph of Item 4 is hereby amended and restated in its entirety as follows:

EDFI, a wholly owned subsidiary of EDF, evaluates its investment in and relationship with Constellation on an ongoing basis. Since the announcement on September 19, 2008 of Constellation's proposed acquisition by MidAmerican Energy Holdings Company ("MidAmerican"), EDFI has been considering various alternatives to the proposed MidAmerican transaction. EDFI believes that the proposed acquisition by MidAmerican significantly undervalues Constellation. In this connection, on December 2, 2008, EDFI submitted a proposal letter (the "Proposal") to the board of directors of Constellation (the "Board"). The Proposal provides for, among other things, EDFI’s purchase of a 50% ownership interest in the nuclear generation and operation business of Constellation for a purchase price of $4.5 billion, an up-front $1 billion cash investment in Constellation in the form of a nonconvertible cumulative preferred stock (the "Preferred") and an asset put option pursuant to which Constellation could, at its option, sell to EDFI non-nuclear generation assets having an aggregate value of up to $2 billion. The amount of any investment by EDFI in the Preferred would be credited against the purchase price for the 50% ownership interest in Constellation's nuclear business, such that, at the closing of the transaction, EDFI would surrender the Preferred as payment for $1 billion of the $4.5 billion purchase price. As detailed in the Proposal, EDFI believes the values presented in the Proposal imply a per share price of around $52.00 for Constellation common stock. The foregoing summary of the Proposal is qualified by reference to the copy of the Proposal included as Exhibit 99.1 to this Schedule 13D/A and incorporated herein in its entirety by reference. Also included as Exhibit 99.2 to this Schedule 13D/A are documents related to the Preferred.

EDFI believes that the Board should determine that the Proposal constitutes, or is reasonably likely to result in, a "Superior Proposal" under the MidAmerican merger agreement. Even if the Board would not make this determination, EDFI believes that the terms of the Proposal provide the basis necessary for the Board to change its recommendation of the MidAmerican transaction consistent with its duties to Constellation's stockholders.

Item 7. Material to be Filed as Exhibits.

Exhibit Number	Description

99.1	Proposal letter from Électricité de France International, S.A. to the board of directors of Constellation Energy Group, Inc., dated December 2, 2008.

99.2	Preferred Stock Documents and Agreements.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth herein is true, complete and correct.

Dated: December 2, 2008
ÉLECTRICITÉ DE FRANCE INTERNATIONAL, S.A.

/s/ Anne Le Lorier
Name:	Anne Le Lorier
Title:	DIRECTEUR GÉNÉRAL ADJOINT CORPORATE FINANCE - TRÉSORERIE EXECUTIVE DIRECTOR